UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025
Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

UK Group Statutory Accounts

The statutory accounts for the Company for the year ended June 30, 2025, which were prepared in accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board, were approved by the Company’s board of directors on September 9, 2025 and were delivered to the Registrar of Companies on September 10, 2025. Those statutory accounts are furnished as Exhibit 99.1 to this report and are also available in the “Financials – UK Group Statutory Accounts” section of the Company’s website at www.endava.com.
EXHIBIT LIST

Exhibit	Description
99.1	UK Group Statutory Accounts for the year ended June 30, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: September 10, 2025	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer